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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of __________November 29________________, 2005.

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	December 6, 2005	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES ENROLLMENT OF HIV PATIENTS INTO XACT STUDY FOR AMD070 A FIRST IN CLASS CXCR4 HIV ENTRY INHIBITOR

For Immediate Release:

 November 29, 2005

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) announced today the enrollment of HIV patients into its new clinical trial to evaluate the potential of AMD070 as a new anti-HIV drug.

“Novel anti-HIV targets are urgently needed.  This is especially true for those HIV patients harboring types of virus that are resistant to currently available therapies.  AMD070 is the first anti-HIV drug candidate that targets the HIV entry co-receptor CXCR4.  The use of CXCR4 by HIV is known to occur in up to 40% of patients, especially those with more advanced disease, and those failing other treatment options.  AMD070 holds great potential for those HIV-infected individuals most in need of new therapeutic options,” said Dr. Stephen Becker, Director of Clinical Development, AnorMED Inc.

The XACT (X4 Antagonist Concept Trial) trial is fully funded by AnorMED and is being conducted at two leading HIV research centers, one in the U.S. and one in the U.K.  XACT is an open label dose finding study which may include up to 4 study cohorts of 12 patients each. Patients in the first cohort will receive 200 mg of AMD070, twice daily, for 10 consecutive days. The objective of the study is to determine the safety and antiviral activity of AMD070 in HIV-infected patients who harbor the CXCR4 using virus. Anti-viral activity is measured by a 1 log reduction in the CXCR4 using virus.  Initial data from this study is expected in early 2006.

In order to enter and infect cells HIV must bind to either the CXCR4 or CCR5 receptor. Combining CXCR4 and CCR5 HIV entry inhibitors may become a new paradigm in the treatment of HIV. AnorMED’s HIV Entry Inhibitor Program is focused on the discovery and development of drugs that target both receptors. AMD070 was developed in-house at AnorMED. It targets the CXCR4 receptor and can be administered in a pill. In addition to the XACT study, AMD070 is also being evaluated in a separate Phase Ib/IIa study being conducted by investigators at the U.S. Adult AIDS Clinical Trials Group (ACTG). AnorMED also has several compounds in preclinical studies that target the CCR5 receptor.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated June 23, 2005.

For further information:

Elisabeth Whiting, M.Sc.

Kim Nelson, Ph.D.

VP Corporate Development & Communications

Manager, Investor Relations

Tel: 604-532-4667

Tel: 604-532-4654

Cell: 604-763-4682

Cell: 604-614-2886

         E-mail: ewhiting@anormed.com

Email: knelson@anormed.com